Exhibit 99.9

CONSENT OF EXPERT

Reference is made to the Annual Report on Form 40-F, and the documents incorporated by reference therein, of Vizsla Silver Corp. for the fiscal year ended April 30, 2023, and any amendments thereto (the "40-F"), to be filed with the United States Securities and Exchange Commission (the "SEC"), and the Annual Information Form (the "AIF") and Management's Discussion and Analysis (the "MD&A") for the year then ended, which are filed as exhibits to and incorporated by reference in the 40-F, and the Registration Statement on Form F-10 (Registration No. 333-270533), and any amendments thereto, (the "F-10") of Vizsla Silver Corp. filed with the SEC (the "Registration Statement").

I hereby consent to the use of my name and references to, excerpts from, and summaries of the following report:

Technical Report titled "Mineral Resource Estimate Update for the Panuco Ag-Au-Pb-Zn Project, Sinaloa State, Mexico" prepared for Vizsla Silver Corp., dated effective January 19, 2023 in the 40-F, the AIF, the MD&A, and the Registration Statement.

/s/ "Allan Armitage"
Allan Armitage, Ph.D, P.Geo.
And on behalf of SGS Geological Services
July 20, 2023